Exhibit 4

AMENDMENT NO. 3
(dated July 17, 2007)
to the
SCHOLASTIC CORPORATION 2001 STOCK INCENTIVE PLAN

          Section 4.1 of the Scholastic Corporation 2001 Stock Incentive Plan (the “Plan”) is amended by substituting: “6,000,000” for “4,000,000” where it appears therein; and

          Subject to the foregoing, the Plan remains in full force and effect in accordance with the terms thereof.

          The foregoing amendment was duly approved by resolutions of the Human Resources and Compensation Committee of the Board of Directors of Scholastic Corporation at its meeting held on July 17, 2007 and the Board of Directors at its meeting held on July 18, 2007.